# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Altus Power, Inc., CIK 0001828723
CUSIP: 02217A102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2200 ATLANTIC STREET, 6TH FLOOR, 2200 ATLANTIC STREET, 6TH FLOOR, Stamford, Connecticut (CT), 06902
Date of event which requires filing of this statement: 12/30/2024
Amends the filing with accession number 0001193125-21-353071
Filed by CIK 0001482018
Persons authorized to receive notices and communications: Lars Norell, c/o Street Capital, 1 Park Avenue, Old Greenwich, Connecticut (CT), 06870, 203-637-4400

## Reporting persons
- NORELL LARS (CIK 0001482018): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 17,693,313; sole dispositive power 17,693,313; aggregate amount beneficially owned 17,693,313 (11.1% of the class)
  Comment: The shares listed in rows 7 and 9 include 17,570,665 shares held by Start Capital LLC, for which Mr. Norell is the managing member.
  The percentage in line 13 is calculated based upon 159,999,527 shares of the issuers Class A Common Stock reported to be outstanding as of November 7, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Altus Power, Inc.
Address of issuer's principal executive offices: 2200 ATLANTIC STREET, 6TH FLOOR, 2200 ATLANTIC STREET, 6TH FLOOR, Stamford, Connecticut (CT), 06902
Comment: This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by Lars Norell relating to the Class A common stock, par value $0.0001 per share (the "Common Stock"), of Altus Power, Inc., a Delaware corporation (the "Issuer"), on December 10, 2021 (the "Schedule D").

## Item 2. Identity and Background
Name of person filing: This Amendment No. 1 is being filed by Lars Norell (the "Reporting Person").
Residence or business address: The business address for the Reporting Person is c/o Start Capital LLC, 1 Park Avenue, Old Greenwich, CT 06870.
Present principal occupation or employment: The Reporting Person is the Manager of Start Capital LLC, an investment company with offices at 1 Park Avenue, Old Greenwich, CT 06870.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 30, 2024, the Reporting Person gifted 4,050,000 shares of Common Stock.

The Reporting Person has ceased to be the beneficial owner of certain shares of Common Stock held in various trusts for the benefit of the Reporting Person's children as a result of a change in trustee with respect to each of the trusts. The trustee is an independent third party who has voting and dispositive power over the shares held in such trusts.

The Reporting Person resigned as Co-Chief Executive Officer and a member of the board of directors of the Issuer, effective April 29, 2024.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

Reference to percentage of ownership of the Common Stock in this Amendment No. 1 is based on 159,999,527 shares of Common Stock outstanding as of November 7, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 12, 2024.

As of the date of this Amendment No. 1, Mr. Norell is the beneficial owner of 17,693,313 shares of Common Stock (approximately 11.06% of the outstanding Common Stock), 122,648 of which are held directly, and 17,570,665 of which are held by Start Capital LLC, for which the Reporting Person is the managing member.

Excludes shares held in trusts for the benefit of his children, over which a third party has sole voting and dispositive power.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Norell has sole voting and dispositive power over the shares beneficially owned by him.
Transactions in the class effected during the past sixty days: On December 30, 2024, the Reporting Person gifted 4,050,000 shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by deleting the first two paragraphs thereof and including the following:

The information contained in Item 4 of this Amendment No. 1 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Limited Power of Attorney

## Signatures
- NORELL LARS: /s/ Lars Norell, Reporting Person (12/31/2024)